UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

OTHER NEWS

Subject	:	Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Hon’ble National Company Law Tribunal, Ahmedabad Bench (‘NCLT’) has vide two orders passed on October 9, 2024 (i) sanctioned the Company Scheme Petition [C.P.(CAA)/20(AHM) 2024 in C.A.(CAA)/71(AHM) 2023] in connection with the Scheme of Arrangement between ICICI Bank Limited, ICICI Securities Limited and their respective shareholders (‘the Scheme’) and (ii) dismissed and disposed of the applications (IA 55(AHM) 2024 and Inv. P. 1(AHM)/2024 filed by Quantum Mutual Fund and Manu Rishi Guptha respectively) objecting to the Scheme.

The orders, as hosted on the website of NCLT, can be accessed through the below links:

1.	https://nclt.gov.in/gen_pdf.php?filepath=/Efile_Document/ncltdoc/casedoc/2401105014102024/04/Order-Challenge/04_order-Challange_004_1728475092134949316867066fd42b3a4.pdf

2.	https://nclt.gov.in/gen_pdf.php?filepath=/Efile_Document/ncltdoc/casedoc/2401105021192024/04/Order-Challenge/04_order-Challange_004_17284753581892756980670670de453d0.pdf

We request you to kindly take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 9, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary